Devonshire Resources Ltd.
#1500-701 West Georgia Street
VANCOUVER, BC V7Y 1C6
TEL: 604.696.6672
FAX: 604.601.3431

Devonshire Resources Announces Closing of Private Placement

Vancouver, December 19, 2007 Devonshire Resources Ltd., (TSX-V: DSH, OTCBB: DSHRF) announces that it has received TSX Venture Exchange acceptance of, and has closed, its recently completed non-brokered private placement.

The private placement consists of 2.4 million units at $0.21 per unit for proceeds of $504,000. Each unit will comprise one share and one warrant, each warrant entitling the holder to purchase one share at $0.28 per share until December 18, 2009. The shares issued as part of these units, as well as any shares issued pursuant to the exercise of the warrants, are subject to a hold period which expires on April 19, 2008.

A 7% finders fee totaling 137,200 shares will be paid to Henry Huber and Westlake Advisors Corp.

ON BEHALF OF DEVONSHIRE RESOURCES LTD.

"Tim Crowhurst"
Tim Crowhurst
President and Director

Tel: 604.696.6672

Email: info@ripplelake.com

www.devonshireresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company’s future plans and objectives or expected results, are forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.